                                                                    EXHIBIT 99.2



                               TIC ACQUISITION LLC
                            550 Newport Center Drive
                             Newport Beach, CA 92660

                                December 1, 1998

Board of Directors
Irvine Apartment Communities, Inc.
550 Newport Center Drive
Newport Beach, CA 92660

Gentlemen:

                  This letter is a proposal from TIC Acquisition LLC, a wholly owned subsidiary of The Irvine Company, to acquire all of the outstanding common shares of Irvine Apartment Communities, Inc. in a business combination for $32.50 per share in cash. This represents a 21% premium to yesterday's closing price and one of the highest cash premiums ever paid for a REIT. We are prepared, at the earliest possible time, to enter into a binding agreement which would contain standard terms and conditions for transactions of this nature. There will be no financing contingency.

                  We believe that our proposal presents an excellent opportunity for shareholders of Irvine Apartment Communities to achieve liquidity for their shares at an significant premium to current market value. We are confident that you will conclude that our proposal is fair and in the best interests of the public shareholders.

                  Attached is a press release to be issued immediately which briefly describes our reasons for making this proposal.

                  We look forward to your response at your earliest convenience but in any event no later than December 31, 1998.

                  We look forward to your careful consideration of this important proposal and are prepared to work closely with you over the coming weeks.

                                                   Very truly yours,

                                                   TIC Acquisition LLC

                                                   By:      /S/ MICHAEL D. MCKEE
                                                            --------------------
                                                            Michael D. McKee
                                                            Authorized Officer

Attachment